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                               April 13, 2021

       Mark Penn
       Chief Executive Officer
       MDC Partners Inc.
       One World Trade Center, Floor 65
       New York, NY 10007

                                                        Re: MDC Partners Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 30,
2021
                                                            File No. 333-252829

       Dear Mr. Penn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Proposals, page 35

   1. We note your response to our prior comment 18 and reissue in part. With respect to each proposal, we note that
you have added additional disclosure regarding votes expected to be cast in favor. In
certain cases, it is unclear the voting power attached to certain classes of outstanding
securities and how such voting intention would affect obtaining the required vote. Please
revise to clarify in greater detail how the disclosed voting intentions directly correlate to
obtaining the disclosed required vote, so that readers can appreciate how assured each of
these proposals may be.
 Mark Penn
FirstName   LastNameMark Penn
MDC Partners    Inc.
Comapany
April       NameMDC Partners Inc.
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
Unaudited Condensed Combined Financial Information
5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 86

2. Refer to footnote 5(k) - We note your response and the revisions made to page 89 in response to comment 8. However, we are still unclear as to how you determined the fair value of the non-controlling interest and the related adjustments of $29,822 and $354,714 that were made in the pro forma balance sheet. Please explain in further detail how you calculated or determined each of these adjustments and provide us with any related computations prepared in determining each of these pro forma adjustments.
6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 89

3. Refer to footnote 6(a) - We note your response and your revisions to footnote 6(a) but are unclear as to how the MDC share price of $2.51 resulted in recognition of pro forma compensation expense of $29.7 million for Stagwell awards tied to closing of the merger transaction. Please revise to explain in further detail how you calculated or determined the $29.7 million of compensation expense reflected in adjustment 6(a). As part of your revised disclosure, please indicate the number of awards vesting as a result of the merger, explain the basis for the use of an MDC share price of $2.51 and explain how these factors resulted in the determination of $29.7 million of compensation expense.
4. Refer to footnote 6(b) - We note your response to comment 10 and the revisions to footnote 6(b) but are still unclear as to how you calculated or determined the $11,329 increase to rent expense in connection with MDC's leases. Please supplementally provide us with your computation of this adjustment and revise to disclose the specific assumptions that were used in computing this portion of pro forma adjustment 6(b).
5. Refer to footnote 6(d) - We note your response and the revisions made to footnote 6(d) in response to comment 11 but are still unclear as to how certain components of adjustment
         6(d) were determined. Please revise to disclose the method and period over which the
         $26,108 consent fee is being amortized to expense and indicate what portion of the
         $18,301 is comprised of this amortization expense.
6. Refer to footnote 6(f) - Please revise footnote 6(f) to disclose the amount of this adjustment that relates to the reversal of MDC's valuation allowance. Also, please explain the significant assumptions (i.e., amount of partnership losses excluded from tax expense calculation and related tax rate) that resulted in the remaining portion of this pro forma adjustment.
7. Refer to footnote 6(g) - We note your response to comment 13 and the revisions to footnote 6(g) made in response to our comment but are still unclear as to how this adjustment was determined. Please revise to disclose the amount of OpCo's net income for the period to which Stagwell is entitled to 74%. Also, please disclose the amount of annual accretion on the Company's Series 4 and 6 Preferred shares and explain how this accretion was calculated or determined. In addition, disclose the effect of tax attributes
 Mark Penn
MDC Partners Inc.
April 13, 2021
Page 3
         that are included in this adjustment and explain how they were determined. Also, please supplementally provide us with your computations of all components of this pro forma adjustment.
2020 Non-Employee Director Awards, page 201

8. We note your response to our prior comment 27 and reissue. Please revise to identify and detail if any awards will vest based upon the expected composition of the new Combined
         Company board. In this regard, we note that you have provided additional narrative disclosure regarding the treatment of different director groups but you have not specifically disclosed if specific awards related to specific directors will vest based upon the expected composition of the new Combined Company board.
Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders, page 278

9.       We note that the tax opinions filed as Exhibits 8.1 and 8.2 are short-form tax
         opinions. The short-form tax opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please revise the respective sections and have counsel revise their respective tax opinions to state clearly that the tax consequences discussed in the respective sections
are counsel   s
         opinion. A description of the law is not sufficient. Refer to Section III.C.2 of Staff Legal
         Bulletin No. 19.
10. Please refer to Exhibit 8.2 and opinion paragraphs (1) and (2). We note that the opinion paragraphs focus on the tax treatment of the redomiciliation and reorganization from a high level. Item 601(b)(8) of Regulation S-K is focused on the tax consequences to investors and representations related to those tax consequences. Please have counsel revise all three opinion paragraphs so that they appropriately cover all material tax consequences discussed in the prospectus.
11. Please refer to Exhibit 8.2 and opinion paragraph (3). We note that the referenced tax sections in opinion paragraph (3) don't align with any sections in the prospectus. Please have counsel revise as applicable. This comment also applies to
Exhibit 8.1, paragraph 2.
Certain Canadian Federal Income Tax Considerations for MDC Canada Shareholders, page 284

12. We note that the header refers to "certain" and that the introductory sentence states that
FirstName LastNameMark Penn
       the summary describes the "principal" Canadian federal income tax considerations.
Comapany    NameMDC
       Please           Partners
              revise to clarify   Inc.
                                that the summary describes the material
Canadian federal income
       tax considerations.
April 13, 2021 Page 3       Refer  to Section III.C.1 of Staff Legal Bulletin
No. 19.
FirstName LastName
 Mark Penn
FirstName   LastNameMark Penn
MDC Partners    Inc.
Comapany
April       NameMDC Partners Inc.
       13, 2021
April 413, 2021 Page 4
Page
FirstName LastName
13. We note your disclosure that this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder.
         Investors are entitled to rely on the opinion as expressed. Please remove this inappropriate limitation on reliance. This comment also applies to the closing paragraphs of Exhibits 8.1 and 8.2. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.
Stagwell Marketing Group LLC and Subsidiaries Consolidated Financial Statements Notes to Consolidated Financial Statements
Note 10. Intangible Assets, Net, page F-28

14. It appears that you have omitted tables reflecting the various categories of intangible assets included in your consolidated balance sheets as of December 31, 2020 and 2019 and the related gross carrying amounts, accumulated amortization, net carrying amounts and the weighted average amortization periods consistent with those disclosed in Note 10 on page F-73. Please revise to include tables reflecting this information in Note 10 to your audited financial statements for the years ended December 31, 2020 and 2019. Refer to the disclosure requirements in ASC 350-30-50-2.
       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services